UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tempus Applied Solutions Holdings, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

88024L 100
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88024L 100
1.	Names of Reporting Persons John G. Gulbin, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 1,790,813
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,790,813
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,790,813
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 20.3%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

Tempus Applied Solutions Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

133 Waller Mill Road Williamsburg, VA 23185

Item 2(a).	Names of Persons Filing

John G. Gulbin, III

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of the reporting person is 133 Waller Mill Road, Williamsburg, VA 23185.

Item 2(c).	Citizenship

John G. Gulbin, III is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

88024L 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference.

The reporting person owns 1,790,813 shares of the Issuer’s common stock, representing 20.3% of the common stock issued and outstanding. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 12, 2016

/s/ John G. Gulbin, III
John G. Gulbin, III

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)